EXHIBIT 99.1

PRESS RELEASE	MEDIA CONTACT
LONDON, UNITED KINGDOM || MAY 30, 2024	Birkenstock Holding plc
ir@birkenstock-holding.com

BIRKENSTOCK REPORTS RECORD SECOND QUARTER REVENUE, UP 23% Y/Y, DRIVEN BY STRONG CONSUMER DEMAND ACROSS ALL SEGMENTS, CHANNELS AND CATEGORIES; COMPANY RAISES FULL-YEAR REVENUE GROWTH GUIDANCE TO 20%

Birkenstock Holding plc (“BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces financial results for the second quarter of fiscal 2024, ended March 31, 2024. The Company reports record second quarter 2024 revenue and year-over-year growth of 23% on a constant currency basis, driven by continued strong consumer demand for its products across all segments, channels and categories.

As a result of the strength in the first half of fiscal 2024 and continued demand growth, BIRKENSTOCK is increasing its fiscal 2024 revenue growth guidance to 20% in constant currency, up from prior guidance of 17-18% and expects an Adjusted EBITDA margin in the range of 30.0-30.5%. The Company remains confident in its medium to long-term profitability objectives, including a gross profit margin of approximately 60% and an adjusted EBITDA margin over 30%.

Financial highlights for the second fiscal quarter 2024 ended March 31, 2024, (compared to the fiscal quarter ended March 31, 2023, unless otherwise stated):

•	Revenue of EUR 481 million, an increase of 22% on a reported basis and 23% on a constant currency basis

•	Strong double-digit revenue growth across all segments including revenue growth of 21% in the Americas, 21% in Europe and 42% in APMA on a constant currency basis

•	DTC revenue growth of 32% and B2B revenue growth of 20% on a constant currency basis

•	Gross profit margin of 56.3%, down 320 basis points from 59.5% primarily due to the temporary impact of production capacity expansion and planned, inflation-related wage adjustments and one-time bonuses for employees at the Company’s production facilities

•	Net profit of EUR 72 million, up 45% year-over year from EUR 49 million; EPS of EUR 0.38, up 41% from EUR 0.27

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•	Adjusted Net profit of EUR 77 million, up 3%, and Adjusted EPS of EUR 0.41, flat year-over-year, due to higher depreciation and amortization from recent capital investments and IPO-related share increase

•	Adjusted EBITDA of EUR 162 million, up 7%. Adjusted EBITDA margin of 33.7% was down 470 basis points from 38.4% a year ago with the decrease consisting of 320 basis points from the decline in Gross profit margin and the remainder split between incremental public company and administrative costs and investments in retail expansion

•	Cash flows from operating activities of EUR 50 million, compared to EUR 57 million a year ago, reflecting an increase in trade receivables due to the growth in wholesale shipments (expected to be monetized in the third quarter)

Oliver Reichert, CEO of BIRKENSTOCK Group and Member of the Board of Directors of the Company: “Our results for the second quarter of 2024 once again demonstrate the strength of our business model and growing demand for our products. Given our engineered distribution model, demand continues to outpace supply in all segments, channels and categories. We see strong demand growth in the largely untapped white space areas we have identified across geographies, channels, categories and usage occasions. At the same time, we continue to see very strong growth in our established markets and products. Revenue from our five core silhouettes (most of which have been in market for close to 50 years) grew above 20%, in-line with our overall growth – proof of our limited exposure to fashion cycles and the longevity of our brand’s relevance. Given the strong results we have achieved in the first half of fiscal 2024, we are pleased to be raising our fiscal 2024 revenue growth guidance. We now expect revenue growth of 20% in constant currency, up from our prior guidance of 17-18%, continuing our 10-year trend of 20% compound annual growth in revenue. We expect our Adjusted EBITDA margin for fiscal 2024 to be in the range of 30-30.5%. We remain confident in our ability to deliver on our medium to long-term objectives for gross profit margin of approximately 60% and Adjusted EBITDA margin of over 30%.”

Fiscal second quarter 2024 results demonstrate continued strong consumer demand

BIRKENSTOCK reports record second quarter revenue of EUR 481 million, up 23% compared to fiscal second quarter 2023 on a constant currency basis, continuing its track record of strong double-digit revenue growth. Top-line growth was the result of strong consumer demand supported by new production capacity and category expansion. Revenue growth benefitted from increased sales of closed-toe silhouettes, which increased to over 25% of total revenue compared to the high-teens a year ago.

During the fiscal second quarter, BIRKENSTOCK saw strong growth across all segments and channels and continued to benefit from significant geographic expansion, increased usage occasions and distribution white space. The Company opened 6 new owned stores, bringing the total number of owned retail stores to 57.

DTC revenue grew 32% on a constant currency basis in fiscal second quarter 2024 compared to fiscal second quarter 2023, resulting in a DTC penetration rate of 24%, an increase of 200 basis points year over year. B2B revenue grew 20% year-over-year as wholesale demand, supported by strong sell-through, remains very strong. The second quarter is the seasonally highest B2B quarter due to sell-in for the Spring Summer seasons.

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Broad-based double-digit revenue growth across all segments, channels and categories

In the Americas, strong consumer momentum and demand for the brand continued to drive record sales in the fiscal second quarter of 2024. In a relatively flat US consumer market, BIRKENSTOCK delivered constant currency revenue growth of 21% in the second quarter, supported by continued strength in both the DTC and B2B channels, with DTC penetration in the US increasing by 200 basis points to 29% compared to 27% in the prior year second quarter. Sell-through at strategic wholesale accounts grew by 33% as these retailers continue to allocate more shelf space to BIRKENSTOCK in response to strong consumer demand for additional styles and usage occasions. Revenue growth was driven by both strong volume growth and ASP growth as premium and closed-toe silhouette penetration continues to improve year-over-year.

In Europe, BIRKENSTOCK continues to see market-leading growth and share gains across the region. Europe grew 21% on a constant currency basis, driven by strong demand in both the DTC and B2B channels. Sell-through rates at key retail partners increased an average of 24%, with some up well over 50%. This strength is directly related to the Company’s transformation efforts in the region designed to increase shelf space and ASP through strategic, disciplined distribution that drives more premium-priced products. ASP grew at a double-digit rate in the quarter as demand for premium styles priced at over EUR 100 grew by over 60% and demand for closed toe shoes grew by over 80%. The spring and summer orderbook proved very strong and resulted in the highest quarterly deliveries ever for the region.

In the APMA region, BIRKENSTOCK achieved revenue growth of 42% on a constant currency basis for the fiscal second quarter 2024, due to strong, emergent consumer demand throughout the region. Revenue growth in the region was driven equally by volume and ASP growth. Following the overall company trend, demand for closed-toe shoes was especially strong, up nearly 100% from the prior year second quarter. The Company opened 5 new owned stores, including 4 in India and 1 in Japan, bringing the total in the APMA region to 20. Additionally, the Company added 11 new mono-brand partner stores.

Investing in production capacity to meet consumer demand and expand footprint

BIRKENSTOCK continues to invest in increased production capacity to better meet the increasing consumer demand for BIRKENSTOCK products and expand in white-space markets. The Company invested EUR 17 million in capital expenditures in the quarter, bringing the total year-to-date to EUR 35 million. As previously communicated, the ongoing capacity expansion, including the new Pasewalk production facility provides the Company with the bandwidth and flexibility to expand its footprint into underpenetrated segments and categories. The Company estimates the temporary impact of this investment in reduced gross margin and Adjusted EBITDA margin by 220 basis points in the second quarter.

BIRKENSTOCK continues to have a strong balance sheet with cash and cash equivalents of EUR 176 million and net leverage of 2.6x as of March 31, 2024. On May 28, 2024, the Company announced its subsidiaries' refinancing of the existing term loans and the replacement of the undrawn ABL facility with a new revolving credit facility, including the voluntary early repayment of approximately USD 50 million. The closing of the transaction and the associated actual repayment of the existing financing is expected to take place within the next 3 months. The Company remains committed to further deleveraging its balance sheet with free cash flow.

Financial outlook

Given the strong first half of 2024 and continued demand growth, the Company is raising its fiscal 2024 guidance. The Company now expects fiscal 2024 reported revenue of EUR 1.77-1.78 billion, reflecting overall revenue growth of approximately 19% on a reported basis and 20% on a constant currency basis, up from its prior guidance of EUR 1.74-1.76 billion, growth of 17-18% (in constant currency). Adjusted EBITDA is expected EUR 535-545 million, up from prior guidance of EUR 520-530 million, resulting in an Adjusted EBITDA margin of 30-30.5%. The Company is reiterating its medium to long-term profitability objectives for gross profit margin of approximately 60% and adjusted EBITDA margin over 30%.

Conference call information

BIRKENSTOCK will host a call to discuss fiscal second quarter 2024 results on May 30, 2024, at 8:00 a.m. Eastern Time (1:00 p.m. Greenwich Mean Time). A webcast of the call will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the phone line, please dial 1-888-506-0062 (US) or 1-973-528-0011 (International). The access code for the call is 291165. To access the phone line replay after the conclusion of the call, please dial 1-877-481-4010 (US) or 1-919-882-2331 (International). The access code for the replay is 50256. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

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ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

4 BIRKENSTOCK HOLDING PLC || PRESS RELEASE || MAY 30, 2024

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal year 2024 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events such as the COVID-19 pandemic; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 18, 2024 as updated by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

5 BIRKENSTOCK HOLDING PLC || PRESS RELEASE || MAY 30, 2024

NON-IFRS FINANCIAL INFORMATION

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Constant Currency Revenue, Adjusted EPS, Adjusted Net profit, Net leverage and Net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a Company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

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Birkenstock Holding plc

Consolidated Statements of Profit

(Unaudited, In thousands of Euros, except share and per share information)

	Six months ended March 31,		Three months ended March 31,
	2024	2023	2024	2023
Revenue	784,168	644,173	481,244	395,683
Cost of sales	(328,140)	(255,403)	(210,084)	(160,233)
Gross profit	456,028	388,770	271,160	235,450
Operating expenses
Selling and distribution expenses	(216,639)	(172,867)	(113,155)	(86,748)
General administration expenses	(54,377)	(54,524)	(19,986)	(32,391)
Foreign exchange gain (loss)	(17,138)	(47,754)	(5,483)	(16,924)
Other income (expense), net	206	3,945	(25)	3,945
Profit (loss) from operations	168,080	117,570	132,511	103,332
Finance cost, net	(63,439)	(54,664)	(27,389)	(29,566)
Profit (loss) before tax	104,641	62,906	105,122	73,766
Income tax expense	(40,144)	(22,699)	(33,470)	(24,373)
Net profit (loss)	64,497	40,207	71,652	49,393

Earnings per share
Basic	0.34	0.22	0.38	0.27
Diluted	0.34	0.22	0.38	0.27
Shares	187,370,399	182,721,369	187,825,592	182,721,369

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Birkenstock Holding plc

Consolidated Statements of Financial Position

(Unaudited, In thousands of Euros)

	March 31,	September 30,
	2024	2023
Assets
Non-current assets
Goodwill	1,576,895	1,593,917
Intangible assets (other than goodwill)	1,676,609	1,705,736
Property, plant and equipment	303,871	286,053
Right-of-use assets	164,121	122,984
Other assets	50,621	38,234
Total non-current assets	3,772,117	3,746,924
Current assets
Inventories	650,963	595,092
Right to return assets	1,395	1,132
Trade and other receivables	200,206	91,764
Current tax assets	9,734	10,361
Other current assets	37,650	37,789
Cash and cash equivalents	175,728	344,408
Total current assets	1,075,676	1,080,546
Total assets	4,847,793	4,827,470
Shareholders' equity and liabilities
Shareholders' equity	2,554,102	2,400,589
Non-current liabilities
Loans and borrowings	1,298,763	1,815,695
Tax receivable agreement liability	345,302	-
Lease liabilities	139,203	103,049
Provisions for employee benefits	2,923	2,716
Other provisions	2,088	2,074
Deferred tax liabilities	112,252	109,794
Deferred income	13,477	10,634
Other liabilities	4,927	4,338
Total non-current liabilities	1,918,935	2,048,300
Current liabilities
Loans and borrowings	29,105	37,343
Lease liabilities	34,136	27,010
Trade and other payables	121,323	123,012
Accrued liabilities	30,489	38,645
Other financial liabilities	4,542	7,085
Other provisions	21,320	36,495
Contract liabilities	9,878	7,018
Tax liabilities	108,627	83,332
Deferred income	-	2,680
Other current liabilities	15,336	15,961
Total current liabilities	374,756	378,581
Total liabilities	2,293,691	2,426,881
Total shareholders' equity and liabilities	4,847,793	4,827,470

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Birkenstock Holding plc

Consolidated Statements of Cash Flows

(Unaudited, In thousands of Euros)

	Six months ended March 31,
Cash flows from operating activities	2024	2023
Net income (loss)	64,497	40,207
Adjustments to reconcile net profit (loss) to net cash flows from operating activities
Depreciation and amortization	47,384	40,574
Change in expected credit loss	(128)	1,056
Finance cost, net	63,438	54,664
Net exchange differences	17,138	48,255
Non-cash operating items	2,394	3,380
Income tax expense	40,144	22,699
Income tax paid	(10,153)	922
MIP personal income tax paid	(11,426)	-
Changes in Working capital:
- Inventories	(65,902)	(89,079)
- Right to return assets	(278)	1,162
- Trade and other receivables	(109,140)	(111,436)
- Trade and other payables	21	(3,649)
- Accrued liabilities	(7,809)	8,137
- Other current financial liabilities	863	(8,566)
- Other current provision	(14,982)	(6,934)
- Contract liabilities	2,874	2,096
- Prepayments	(8,231)	-
- Other	(6,094)	593
Net cash flows provided by operating activities	4,611	4,080
Cash flows from investing activities
Interest received	2,164	-
Purchases of property, plant and equipment	(34,931)	(50,297)
Proceeds from sale of property, plant and equipment	-	556
Purchases of intangible assets	(2,303)	(728)
Receipt of government grant	8,739	-
Net cash flows (used in) investing activities	(26,331)	(50,469)
Cash flows from financing activities
IPO Proceeds, net of transaction costs	449,214	-
Repayment of loans and borrowings	(525,278)	(3,844)
Interest paid	(49,453)	(58,632)
Payments of lease liabilities	(16,656)	(13,664)
Interest portion of lease liabilities	(3,928)	(2,364)
Net cash flows (used in) financing activities	(146,101)	(78,504)
Net increase (decrease) in cash and cash equivalents	(167,821)	(124,893)
Cash and cash equivalents at beginning of period	344,408	307,078
Net foreign exchange difference	(859)	(10,522)
Cash and cash equivalents at end of period	175,728	171,663

9 BIRKENSTOCK HOLDING PLC || PRESS RELEASE || MAY 30, 2024

Birkenstock Holding plc

Reconciliation of Revenue

(Unaudited, In thousands of Euros)

	Six months ended March 31,			Constant Currency
	2024	2023	Growth [%]	Growth [%]
B2B	502,934	421,745	19%	21%
DTC	278,428	219,697	27%	31%
Corporate / Other	2,806	2,731	3%	3%
Total Revenue	784,168	644,173	22%	24%
Americas	435,499	373,351	17%	20%
Europe	255,676	204,770	25%	25%
APMA	90,187	63,321	42%	46%
Corporate / Other	2,806	2,731	3%	3%
Total Revenue	784,168	644,173	22%	24%

	Three months ended March 31,			Constant Currency
	2024	2023	Growth [%]	Growth [%]
B2B	362,524	303,951	19%	20%
DTC	117,773	90,262	30%	32%
Corporate / Other	947	1,470	(36)%	(36)%
Total Revenue	481,244	395,683	22%	23%
Americas	254,046	213,551	19%	21%
Europe	175,542	144,253	22%	21%
APMA	50,709	36,409	39%	42%
Corporate / Other	947	1,470	(36)%	(36)%
Total Revenue	481,244	395,683	22%	23%

	Six months ended March 31,	Three months ended March 31,
	2024	2024
Total Revenue	784,168	481,244
USD impact	12,104	3,364
CAD impact	1,318	692
Other currencies impact	1,562	276
Total Revenue @ constant currencies	799,152	485,575
Revenue growth @ constant currencies	24%	23%

10 BIRKENSTOCK HOLDING PLC || PRESS RELEASE || MAY 30, 2024

Birkenstock Holding plc

Reconciliation of Net profit to Adjusted Net profit

(Unaudited, In thousands of Euros, except share and per share information)

	Six months ended March 31,		Three months ended March 31,
	2024	2023	2024	2023
Net profit (loss)	64,497	40,207	71,652	49,393
Add (Less) Adjustments:
Share-based compensation expenses(1)	3,591	3,268	-	3,268
Relocation expenses(2)	-	3,771	-	2,203
Restructuring expenses(3)	-	1,953	-	1,953
IPO-related costs(4)	7,460	9,492	166	4,149
Realized and unrealized FX gains / losses(5)	17,138	47,754	5,483	16,924
Release of capitalized transaction costs(6)	10,548	-	-	-
Tax adjustment(7)	(9,501)	(4,847)	(282)	(2,802)
Adjusted Net profit (loss)	93,733	101,597	77,020	75,088

Adj. Earnings per share
Basic	0.50	0.56	0.41	0.41
Diluted	0.50	0.56	0.41	0.41

Shares	187,370,399	182,721,369	187,825,592	182,721,369

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(3) Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(4) Represents IPO-related costs, which include consulting and legal fees.

(5) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(6) Represents the effect of reversing capitalized transaction costs of the USD Term Loan B due to its early repayment of USD 450 million and the subsequent impact on finance costs.

(7) Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

11 BIRKENSTOCK HOLDING PLC || PRESS RELEASE || MAY 30, 2024

Birkenstock Holding plc

Reconciliation of Net profit to EBITDA and Adjusted EBITDA

(Unaudited, In thousands of Euros, except share and per share information)

	Six months ended March 31,		Three months ended March 31,
	2024	2023	2024	2023
Net profit (loss)	64,497	40,207	71,652	49,393
Add:
Income tax expense	40,144	22,699	33,470	24,373
Finance cost, net	63,439	54,664	27,389	29,566
Depreciation and amortization	47,384	40,574	24,137	20,157
EBITDA	215,464	158,143	156,648	123,489
Add Adjustments:
Share-based compensation expenses(1)	3,591	3,268	-	3,268
Relocation expenses(2)	-	3,771	-	2,203
Restructuring expenses(3)	-	1,953	-	1,953
IPO-related costs(4)	7,460	9,492	166	4,149
Realized and unrealized FX gains / losses(5)	17,138	47,754	5,483	16,924
Adjusted EBITDA	243,653	224,381	162,297	151,986

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(3) Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(4) Represents IPO-related costs, which include consulting and legal fees.

(5) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Birkenstock Holding plc

Reconciliation of Net debt and Net leverage

(Unaudited, In thousands of Euros)

	March 31,	September 30,
	2024	2023
Loans and borrowings (Non-current)	1,298,763	1,815,695
+ USD Term Loan (Current)	3,038	7,347
+ Lease liabilities (Non-current)	139,203	103,049
+ Lease liabilities (Current)	34,136	27,010
- Cash and cash equivalents	(175,728)	(344,408)
Net debt	1,299,412	1,608,693
Adjusted EBITDA (LTM)	501,978	482,706
Net leverage	2.6x	3.3x

12 BIRKENSTOCK HOLDING PLC || PRESS RELEASE || MAY 30, 2024

Birkenstock Holding plc

2023 Quarterly Reconciliation(6)

(Unaudited, In thousands of Euros)

	2023
	Q1	Q2	Q3	Q4	FY
Revenue	248,490	395,683	473,195	374,543	1,491,911
Cost of sales	(95,170)	(160,233)	(181,129)	(129,585)	(566,117)
Gross profit	153,320	235,450	292,066	244,958	925,793
Operating expenses
Selling and distribution expenses	(86,119)	(86,748)	(136,654)	(146,330)	(455,851)
General administration expenses	(22,133)	(32,391)	(32,313)	(84,552)	(171,388)
Foreign exchange gain (loss)	(30,830)	(16,924)	(3,596)	15,294	(36,056)
Other income (expense), net	-	3,945	(1,491)	(4,263)	(1,810)
Profit from operations	14,238	103,332	118,011	25,107	260,688
Finance cost, net	(25,098)	(29,566)	(26,694)	(25,678)	(107,036)
Profit (loss) before tax	(10,861)	73,766	91,317	(571)	153,652
Income tax expense	1,674	(24,373)	(28,215)	(27,716)	(78,630)
Net profit (loss)	(9,187)	49,393	63,103	(28,287)	75,022

	2023
	Q1	Q2	Q3	Q4	FY
Net profit (loss)	(9,187)	49,393	63,103	(28,287)	75,022
Add:
Income tax expense	(1,674)	24,373	28,215	27,716	78,630
Finance cost, net	25,098	29,566	26,694	25,678	107,036
Depreciation and amortization	20,417	20,157	21,233	21,606	83,413
EBITDA	34,654	123,489	139,245	46,713	344,101
Add Adjustments:
Share-based compensation expenses(1)	-	3,268	14,817	47,308	65,394
Relocation expenses(2)	1,569	2,203	(269)	1,098	4,600
Restructuring expenses(3)	-	1,953	-	-	1,953
IPO-related costs(4)	5,343	4,149	5,247	15,863	30,603
Realized and unrealized FX gains / losses(5)	30,830	16,924	3,596	(15,294)	36,056
Adjusted EBITDA	72,395	151,986	162,637	95,689	482,706

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(3) Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(4) Represents IPO-related costs, which include consulting and legal fees.

(5) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(6) The FY 2023 quarters are being provided here to assist in modeling, trending analysis and year-over-year comparisons.

13 BIRKENSTOCK HOLDING PLC || PRESS RELEASE || MAY 30, 2024